Reviewed Financial Statements

Kazoo, LLC
For The Interim Period of April 01, 2019 (Inception) to December 31, 2019
Prepared by Alexandra Hernandez, CPA



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members & Management
Kazoo, LLC
Washington, District of Columbia

We have reviewed the accompanying financial statements of Kazoo, LLC. (a District of Columbia limited liability company), which comprise the balance sheet as of December 31, 2019, and the related statements of operations, changes in members' equity, and cash flows for the period from April 01, 2019 (Inception) to December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Alexandra Hernandez, CPA
San Antonio, TX
February 03, 2020

Balance Sheet


Kazoo, LLC
As at 31 December 2019


	31 Dec 2019
Assets	
Current Assets	
Cash and Cash Equivalents	10,306
Total Current Assets	**10,306**
Non-current Assets	
Intangibles, Net	317,913
Total Non-current Assets	**317,913**
Total Assets	**328,219**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Notes Payable - Current	106,410
Total Current Liabilities	**106,410**
Non-Current Liabilities	
Notes Payable - Related Party	335,940
Total Non-Current Liabilities	**335,940**
Total Liabilities	**442,350**
Equity	
Current Year Earnings	(130,226)
Membership Units - Series B, 20,000,000 Authorized; 4,015,020 Issued and Outstanding	
Series B, No Par Value, 4,000,020 Issued and Outstanding	1,095
Series B, Value $1/Unit, 15,000 Issued and Outstanding	15,000
Total Membership Units - Series B, 20,000,000 Authorized; 4,015,020 Issued and Outstanding	**16,095**
Total Equity	**(114,131)**
Total Liabilities and Equity	**328,219**

Reviewed - See accompanying notes

Statement of Operations


Kazoo, LLC
1 April 2019 to 31 December 2019


	31 Dec 19
Less Cost of Sales	
Server & Cloud Fees	2,643
Total Cost of Sales	**2,643**
Gross Profit	**(2,643)**
Operating Expenses	
General and Administrative	24,071
Marketing and Advertising	11,989
Professional Fees	64,512
Total Operating Expenses	**100,572**
Operating Income / (Loss)	**(103,214)**
Other Income and Expense	
Interest Expense	(25,864)
Organizational Costs	(1,148)
Total Other Income and Expense	**(27,012)**
Net Income / (Loss) before Tax	**(130,226)**
Net Income	**(130,226)**
Total Comprehensive Income	**(130,226)**

Reviewed - See accompanying notes

Statement of Members' Equity

Kazoo, LLC

For the 9 months ended December 31, 2019

	TOTAL MEMBERS' EQUITY
Members' Equity	
Balance, April 01, 2019	-
Series B Member Units Issued at Inception; No Par Value - 4,000,020 Units	1,095
Series B Member Units Issued at Inception; at $1/Unit - 15,000 Units	15,000
Net Income (Loss)	(130,226)
Balance, December 31, 2019	**(114,131)**

Statement of Cash Flows

Kazoo, LLC
For the 9 months ended December 31, 2019

Operating Activities

Payments to suppliers	(130,226)
Net Cash Flows from Operating Activities	**(130,226)**

Investing Activities

Payments for App Development costs	(317,913)
Net Cash Flows from Investing Activities	**(317,913)**

Financing Activities

Proceeds from issuance of short-term notes	106,410
Proceeds from issuance of long-term notes	335,940
Proceeds from issuance of member interests	16,095
Net Cash Flows from Financing Activities	**458,445**

Net Cash Flows	**10,306**

Cash and Cash Equivalents

Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	10,306
Net change in cash for period	**10,306**

Notes to the Financial Statements (Reviewed)
Kazoo, LLC
For The Interim Period of April 01, 2019 (Inception) to December 31, 2019

NOTE A - ORGANIZATION AND NATURE OF ACTIVITIES

Kazoo, LLC ("the Company") is a limited liability company ("LLC") formed under the laws of the District of Columbia on April 01, 2019.

The Company developed an app platform designed for the B2B and B2C markets that uniquely aggregates multiple technologies to ensure a fluid user experience. It is the first and only app platform in the market designed to provide essential mobile security, social, location, and communications features all in one product. The Company's powerful technology provides encrypted safety capabilities that enable users to stream on-scene live video streaming with the tap of a button for instant notification to emergency contacts and law enforcement.

The Company's plan is to grow its revenues significantly by launching its iOS and Android versions of its technology. The Company intends to license its technology via a white label technology to companies in the teleco, ridesharing, tourism, and home security sectors.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties
Launching and funding the app platform requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

The Company is dependent on obtaining additional capital resources for the expansion of its operations, which is subject to significant risks and uncertainties, including the inability to secure additional funding at favorable rates or failing to reach profitability or generate positive cash flows from its current business model.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Intangibles

App development costs that relate to software configuration, interface design, coding, database integration, infrastructure development, product enhancement, and testing are capitalized as intangibles until implementation. The Company will use the straight-line method of amortization once the Company launches the app platform. No amortization was recorded during the current reporting period. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2019. The following is a summary of intangibles as of December 31, 2019:

	12/31/19
App Development, at cost	317,913
Less Accumulated Amortization	0
Intangibles, net	317,913
Amortization Expense	0

Expenses

The Company records expenses in the period incurred.

Organizational Costs

Organizational costs are expensed as incurred. Organizational costs recognized during the period from April 01, 2019 (inception) through December 31, 2019 totaled $1,148.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company operates as a limited liability company. As such, income and expenses of the Company are passed through to the members and are reported on the individual income tax returns. As a limited liability company, the Company is not required to pay federal or state income taxes. However, the Company is subject to certain state, excise, franchise and license fees; the provision for income taxes reflected in the accompanying consolidated financial statements consists primarily of such items.

The Company evaluates its uncertain tax positions and would recognize a loss contingency when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position of for all uncertain tax positions in the aggregate could differ from the amount recognized. Management does not believe that the Company has any uncertain tax provisions.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments, such as money market funds that are readily convertible to known amounts of cash within 90 days from the date of purchase. All cash balances are held at major banking institutions.

Notes Payable - Current

The Company entered into an unsecured promissory note on December 31, 2019 with a private company for services provided during 2019 for the principal amount of $106,410. The note bears an interest rate of 3.20% per annum with principal and interest payments due quarterly. The principal balances are to be paid in full on or before the note mature on December 2021. The balance of the note was $106,410 at December 31, 2019.

Member's Equity

The Company has authorized three series of Membership Interests Units. As of December 31, 2019, authorized, issued, and outstanding member interests units were as follows:

	Authorized	**Issued**
Series A Units	20,000,000	0
Series B Units	20,000,000	4,015,020
Series C Units	10,000,000	0

Series A Units will be offered and sold, at one time or from time to time as determined by the Board, at a price determined by the Board. The holders of Series A Units shall not be entitled to vote on any matter.

Series B Units were issued by the Company. Each Series B Unit shall entitle the holder thereof to one vote. All outstanding Series B Units were issued to founding members or related parties during the period from April 01, 2019 (inception) through December 31, 2019, in exchange for cash and other assets valued at $16,095 detailed as follows:

	Units	Amount
Series B Member units issued at no par	4,000,020	$1,095
Series B Member units issued at $1/unit	15,000	$15,000
Total Series B Members Units Issued	4,015,020	$16,095

Series C Units ("Incentive Shares") will be reserved for issuance by the Board for no consideration to employees and/or consultants to the Company. The holders of Series C Units shall not be entitled to vote on any matter.

Recently Adopted Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

NOTE C - FAIR VALUE MEASUREMENTS
Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

- **Level 1** - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
- **Level 2** - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
- **Level 3** - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

- **Market approach** - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

- **Income approach** - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option pricing models, and excess earnings method.
- **Cost approach** - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE D - CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E - RELATED PARTY TRANSACTIONS - NOTES PAYABLE

The Company obtains temporary funding to cover operational costs from its three main founders. During 2019, the Company entered into various unsecured promissory notes with the founding members. The notes bear interest at 10% per annum. The principal and accrued interest are due within thirty days of the founding member providing the Company written notice of demand. At December 31, 2019 the total combined balance of the notes (principal and accrued interest) was $335,940.

NOTE F - MEMBER LIABILITY

The Company is organized as a limited liability company under the laws of the District of Columbia. As such, the liability of members of the Company for the financial obligations of the Company are limited to each members' contribution of capital to the Company.

NOTE G - SUBSEQUENT EVENTS

In preparing these financial statements, management has evaluated and disclosed all material subsequent events up to February 03, 2020, which is the date that the financial statements were available to be issued. There were no subsequent events to disclose.